WRITER’S EMAIL ADDRESS:
jesse.kanach@shearman.com

June 15, 2010

VIA COURIER
Kimberly Browning
Senior Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC
(File Nos. 333-149979 and 811-21190)

Dear Ms. Browning:

On behalf of the aforementioned registrant (the “Company”), we filed today Post-Effective Amendment No. 4 under the Securities Act of 1933 and Amendment No. 23 under the Investment Company Act of 1940 to the Company’s Registration Statement on Form N-2 (listed as an EDGAR POS-8C filing).  The currently effective Registration Statement expires on July 31, 2010; therefore, it is important that this amendment be declared effective on or before Friday, July 30, 2010.

This amendment is being filed to amend the Registration Statement on Form N-2 (last filed by the Company as an EDGAR POS-8C filing on July 31, 2009, declared effective on July 31, 2009, and filed as a 497 filing on August 28, 2009), to add financial information that has been derived from the Company’s most recent audited report for the period ended March 31, 2010.  This amendment also reflects the transaction contemplated by the Company’s definitive proxy statement being filed on Schedule 14A on or about this date, which is scheduled to close and for which the Company anticipates receiving the requisite shareholder approval prior to July 30, 2010.

I am enclosing for your convenience a courtesy marked copy showing changes against the 497 filing from August 28, 2009.  Please do not hesitate to call us with any questions or concerns; I can be reached at (202) 508-8026 and Nathan Greene can be reached at (212) 848-4668.

Sincerely,

/s/ Jesse P. Kanach

Jesse P. Kanach

Enclosures

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